Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of this Annual Report on Form 10-K, CONSOL Energy Inc. (“CEIX,” “we,” “us,” and “our”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share (“common stock”). The following description of our common stock is based upon, and is qualified by reference to, our amended and restated certificate of incorporation and our bylaws, as amended, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K.
General

CEIX is authorized to issue 63,000,000 shares, of which:

•	62,500,000 shares are designated as common stock; and

•	500,000 shares are designated as preferred stock (“preferred stock”).

As of January 24, 2020, we had 25,932,618 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends only if and when declared by the Board of Directors. However, no dividend will be declared or paid on our common stock until we have paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of our outstanding preferred stock.

Voting Rights. Holders of our common stock are entitled to one (1) vote per share and they do not have any cumulative voting rights.

Liquidation Rights. Upon any liquidation, dissolution or winding up of CEIX, whether voluntary or involuntary, after payments to holders of preferred stock of amounts determined by the Board of Directors, plus any accrued dividends, the company’s remaining assets will be divided among holders of our common stock pro rata.

Preemptive or Other Subscription Rights. Holders of our common stock do not have any preemptive right to subscribe for any securities of the company.

Conversion and Other Rights. No conversion, redemption or sinking fund provisions apply to our common stock, and our common stock is not liable to further call or assessment by the company. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors is authorized to issue up to 500,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors has the discretion, subject to limitations prescribed by Delaware law and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests. Our Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock.

Exhibit 4.2

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the Delaware General Corporation Law (“DGCL”) and our amended and restated certificate of incorporation and by-laws could make it more difficult to acquire CEIX by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions. CEIX is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board is initially divided into three classes, with each director serving for a term ending at the election of directors at the third annual meeting of stockholders following the annual meeting of stockholders at which the director was elected, subject to the provisions described below. For so long as there are three classes of directors, the number of directors in each class shall be as near as possible to one-third of the total number of directors. The directors designated as Class I directors, elected at the annual meeting held in 2018, were elected for a three-year term expiring in 2021. The directors designated as Class II directors, elected at the annual meeting held in 2019, were elected for a three-year term expiring in 2022. The directors designated as Class III directors have initial terms expiring at the annual meeting of stockholders to be held in 2020. Each director whose term expires at the 2020 annual meeting of stockholders or any annual meeting thereafter (and any other individual who is nominated for election at any such meeting) shall be elected for a term expiring at the next annual meeting of stockholders.

As a result of these provisions, one-third of our total number of directors will be up for election at the 2020 annual meeting of stockholders, two-thirds of the total number will be up for election at the 2021 annual meeting of stockholders, and beginning with the 2022 annual meeting of stockholders, all of our directors will be subject to annual election. Prior to the annual meeting of stockholders held in 2021, it would take at least two elections for any individual or group to gain control of the Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us. Any amendment to the classified Board provisions in our amended and restated certificate of incorporation or amended and restated bylaws requires the affirmative vote of the holders of at least three quarters (75%) of the voting power of all outstanding shares of our capital stock entitled to vote thereon.

Size of Board; Vacancies; Removal. Our amended and restated by-laws provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of directors and until his or her successor has been elected and qualified.

Our amended and restated by-laws provide that at any time at which the Board of Directors is divided into classes, stockholders may only remove directors for cause, and only with the approval of at least 66 2/3% of the shares entitled to vote at an election of directors. Upon the Board of Directors no longer being divided into classes, stockholders may remove our directors with or without cause, with the approval of at least 66 2/3% of shares entitled to vote at an election of directors.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholders may not act by written consent unless such written consent is unanimous. Stockholder action must otherwise take place at the annual or a special meeting of our stockholders.

Exhibit 4.2

Special Stockholder Meetings. Our amended and restated certificate of incorporation provides that the chairman of our Board of Directors, our chief executive officer or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders.

Advance Notice for Stockholder Proposals and Nominations. Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Certain Effects of Authorized but Unissued Stock. We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the New York Stock Exchange (“NYSE”) and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of CEIX by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Exclusive Forum. Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of CEIX, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of CEIX to CEIX or to CEIX stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against CEIX or any current or former director or officer of CEIX arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or by-laws, any action asserting a claim relating to or involving CEIX governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Listing

Our common stock is listed on the NYSE under the symbol “CEIX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.